                   THIS DOCUMENT IS A CONFIRMING COPY OF THE
                    SCHEDULE 13G FILED ON FEBRUARY 14, 1997
              PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION



                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                                 US West Inc.
                               ------------------
                                 Name of Issuer


                              Common, No Par Value
                              --------------------
                         (Title of Class of Securities)

                                  912889-40-9
                                  -----------
                                 (CUSIP Number)



    Check the following box if a fee is being paid with this statement [  ]


                               Page 1 of 8 Pages

CUSIP NO.912889-40-9                                          Page 2 of 8 Pages

________________________________________________________________________________
1)   Names of Reporting Persons             Bank of Boston Corporation
     S.S. or I.R.S. Identification          (04-247-1221)
     Nos. of Above Persons
--------------------------------------------------------------------------------
2)   Check the Appropriate Box              (a) [ ]
     if a Member of a Group                 (b) [ ]
     (See Instructions)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                      Holding Company-Massachusetts
--------------------------------------------------------------------------------
Number of Shares                       (5)  Sole Voting Power          1,814,201
Beneficially                           (6)  Share Voting Power
Owned by Each                          (7)  Sole Dispositive
Reporting Person                            Power                      193,412
With                                   (8)  Shared Dispositive
                                            Power                      1,620,789
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                    1,814,201
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
________________________________________________________________________________
11)  Percent of Class Represented
     by Amount in Row 9                                                14.86%
________________________________________________________________________________
12)  Type of Reporting Person
     (See Instructions)                HC

CUSIP NO. 912889-40-9                                               3 of 8 Pages

________________________________________________________________________________
1)   Names of Reporting Persons        Rhode Island Hospital National Bank
     S.S. or I.R.S. Identification     (05-0318903)
     Nos. of Above Persons
--------------------------------------------------------------------------------
2)   Check the Appropriate Box         (a) [ ]
     if a Member of a Group            (b) [ ]
     (See Instructions)
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Citizenship or Place of
     Organization                      Bank - USA
--------------------------------------------------------------------------------
Number of Shares                       (5)  Sole Voting Power          1,841,201
Beneficially                           (6)  Share Voting Power
Owned by Each                          (7)  Sole Dispositive
Reporting Person                            Power                      193,412
With                                   (8)  Shared Dispositive
                                            Power                      1,620,789
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person                                    1,841,201
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount
     In Row (9) Excludes Certain
     Shares (See Instructions)
________________________________________________________________________________
11)  Percent of Class Represented
     by Amount in Row 9                                                14.86 %
________________________________________________________________________________
12)  Type of Reporting Person
     (See Instructions)                BK

                                                               Page 4 of 8 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

Item 1.
       (a)        Name of Issuer:                  US West Inc.
                  ----------------------------
       (b)        Address of Issuer's              7800 East Orchard Road
                  ----------------------------
                  Principal Executive              P.O. Box 6508
                  --------------------------
                  Office:                          Englewood, CO 81055-6508
                  ----------------------------

Item 2.
       (a)        Name of Person                   Bank of Boston Corporation
                  ----------------------------
                  Filing:                          on its own behalf as indirect owner and on
                  ----------------------------
                                                   behalf of its subsidiary, Bank of Boston
                                                   Connecticut

       (b)        Address of Principal             100 Federal Street
                  ----------------------------
                  Business Office or, if           Boston, Massachusetts  02110
                  --------------------------
                  none, Residence:
                  ----------------------------

       (c)        Citizenship:                     Holding Company - Massachusetts
                  ----------------------------
                                                   Bank - Rhode Island

       (d)        Title Class of
                  ----------------------------
                  Securities:                      Common, No Par Value
                  ----------------------------

       (e)        CUSIP Number:                    912889-40-9
                  ----------------------------

Item 3.

   This statement is filed pursuant to Rule 13d-1(b). The persons filing are a parent holding company, in accordance with Reg. section 240.13d-1(b)(ii)(G), and a bank, in accordance with Reg. section 240.13d-1(b)(ii)(B) of the Securities Exchange Act of 1934.

Item 4.            Ownership:
                   ---------
        (a)        Amount Beneficially
                   -------------------
                   Owned:                        See Item 9, Cover Page
                   -----

        (b)        Percent of Class:             See Item 11, Cover Page
                   ----------------

        (c)        Number of Shares as to Which
                   ----------------------------
                   Such Person Has
                   ---------------
                   (i) Sole Power to Vote or to Direct the vote
                   (ii) Shared Power to Vote or to Direct the vote
                   (iii) Sole Power to Dispose or Direct the Disposition of:
                   (iv) Shared Power to Dispose to or Direct the Disposition of:

                   For (c), see Item 5-8, Cover Page

                                                               Page 5 of 8 Pages

Item 5.  Ownership of Five Percent or less of a Class.
         --------------------------------------------

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
         ---------------------------------------------------------------

         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary which has Acquired
         ----------------------------------------------------------------------
         the Security Being Reported on by the Parent Holding Company:
         -------------------------------------------------------------

         Bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934.

Item 8.  Identification and Classification of Member of the Group.
         --------------------------------------------------------

         Not Applicable.


Item 9.  Dissolution of a Group.
         ----------------------

         Not Applicable.

Item 10. CERTIFICATION:
         -------------

         See Exhibit A

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, completed and correct.

   Date:  February 14, 1997
   Bank of Boston Corporation

   By: /s/ Robert T. Jefferson
       _________________________

   Name:  Robert T. Jefferson
          ----------------------
   Print

   Title:  Comptroller
           -----------

                                                               Page 6 of 8 Pages


Rhode Island Hospital National Bank


By: /s/ David J. Thompson
   ___________________________

Name: David H. Thompson

Title:  Director of Fund Management
        ---------------------------

                                                               Page 7 of 8 Pages

                                   EXHIBIT A
                                   ---------

                                   AGREEMENT


     The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1) that Bank of Boston Corporation may file a Schedule 13G pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of US West Inc., No Par Value, on behalf of itself and Rhode Island Hospital National Bank.


Dated:  February 14, 1997

Bank of Boston Corporation


By: /s/ Robert T. Jefferson
   ___________________________
     Robert T. Jefferson
     Comptroller

                                                               Page 8 of 8 Pages

Rhode Island Hospital National Bank

By: /s/ David H. Thompson
   ___________________________

Name:  David H. Thompson
       -------------------------
Print:

Title: Director of Fund Management


              INCUMBENCY CERTIFICATE OF AUTHORIZED REPRESENTATIVE


     I, the undersigned, Katherine A. McDonough, Assistant Secretary of the Board of Directors of Rhode Island Hospital National Bank, do hereby certify that David H.Thompson is a duly elected Director of Fund Management, and also has the power and authority to sign the attached Statements on Schedule 13G in the name and on behalf of the Bank.

     In witness whereof, I have set my hand and seal of the Bank this 13th day of February, 1997.


                                 By: /s/ Katherine A. McDonough
                                    ____________________________
                                    Katherine A. McDonough
                                    Assistant Secretary of the Board of
                                    Directors